SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated May 11, 2006

2.	Interim report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE
For Immediate Release
May 11, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2006

Unaudited
($ millions, except per share data)	Three months ended March 31
	2006	2005

Sales	292.6	345.6
Operating earnings	46.3	108.8
Foreign exchange loss on long-term debt	(3.7)	(5.9)
Net income	22.7	55.1
Earnings: $ per share	1.55	3.76
Adjusted EBITDA (1)	77.5	133.5
Cash provided by operating activities	19.6	15.1
Number of common shares outstanding	14.6	14.6

(1) Adjusted EBITDA, a non-GAAP financial measure, represents operating earnings before amortization of capital assets, finance expense, tax expense and foreign exchange gain/(loss) on long-term debt.
Vancouver, British Columbia — Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the quarter ended March 31, 2006.
The Company generated net income of $22.7 million, or $1.55 per share, for the first quarter of 2006, compared to $55.1 million, or $3.76 per share, for the first quarter of 2005. Net income was lower in the first quarter of 2006 as a result of lower sales prices combined with higher production costs. North American OSB market prices were down from year end. Benchmark North Central OSB prices averaged U.S. $285 per msf (7/16” basis) for the quarter compared to a 2005 fourth quarter average price of U.S. $317 per msf.
Company sales prices for OSB in the first quarter of 2006 were 16% lower than those recorded in the first three months of 2005. This reduction, in combination with higher production costs, resulted in a $56.0 million decline in adjusted EBITDA compared to the first quarter of 2005.
During the first quarter of 2006, the Company received some relief from high energy and wood costs. Natural gas prices declined by over 50% from their 2005 peak levels, while an improving wood supply in our Eastern operations helped ease fibre costs. These cost savings more than offset the sales price decline in the quarter and adjusted EBITDA for the first three months of 2006 increased by $8.6 million over the fourth quarter of 2005.
Operating earnings of $46.3 million in 2006 were down $62.5 million compared to the first quarter 2005 but were not significantly different from the fourth quarter of 2005. The decrease from first quarter 2005 levels is a result of lower OSB selling prices combined with higher input costs. Cost of products sold for the first quarter of 2006 was $211.4 million, which was 3% higher than the first quarter of 2005 but an improvement over fourth quarter 2005 costs. Production volumes did not change significantly from either the first or the fourth quarters of 2005. Amortization of capital assets increased 7% over the first quarter of 2005 as a result of our growing asset base and a one time accelerated amortization charge taken on the press that is under repair at our Grand Rapids, Minnesota facility.

Cash from operating activities for the quarter was $4.5 million higher than the 2005 first quarter amount of $15.1 million. Compared to the fourth quarter of 2005, there was a $10.7 million reduction in cash provided by operating activities, which reflects the working capital demand associated with the Company’s seasonal build-up of log inventories.
At March 31, 2006, Ainsworth had cash and short term investment balances (excluding restricted cash) of $183.3 million compared to $171.0 million at March 31, 2005 and $209.2 million at December 31, 2005.
“Demand for OSB remains strong and market prices are favourable compared to historical averages. Since relatively little additional OSB supply is expected to come on line during the year, we believe that Ainsworth is well positioned to benefit from these market dynamics,” said Brian Ainsworth, Chairman and Chief Executive Officer.
The company will hold a conference call at 8:30 A.M. PST (11:30 A.M. EST) on Friday, May 12, 2006 to discuss the company’s first quarter results. The dial-in phone number is 1-800-840-6238, Reservation #21291934. To access the post-view line, dial 1-800-558-5253 or 1-416-626-4100, Reservation #21291934. This recording will be available until May 19, 2006.

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating cots, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2006

First Quarter 2006
LETTER TO SHAREHOLDERS
Dear fellow shareholders:
We are very pleased with our first quarter results. Despite lower sales prices and a rising Canadian dollar, profitability improved compared to the fourth quarter of 2005 as our mills continued their strong operating performances and we gained relief from the high costs that had challenged us during the second half of 2005.
The fundamentals supporting OSB demand continue to be strong, with U.S. housing starts exceeding 2.0 million (seasonally adjusted annualized rate) in the first quarter. Benchmark North Central OSB prices averaged U.S. $285 (7/16” basis) in the first quarter, close to 10% above the five year average but 10% below the fourth quarter of 2005. The Company continues to focus on producing higher-margin value-added products in order to mitigate the impact of lower commodity prices.
Financial Results
The Company generated net income of $22.7 million, or $1.55 per share, for the first quarter of 2006, compared to $55.1 million, or $3.76 per share, for the first quarter of 2005. Net income was lower in the first quarter of 2006 as a result of lower sales prices combined with higher production costs.
Company sales prices for OSB in the first quarter of 2006 were 16% lower than those recorded in the first three months of 2005. This reduction, in combination with higher production costs, resulted in a $56.0 million decline in adjusted EBITDA compared to the first quarter of 2005.
During the first quarter of 2006, the Company received some relief from high energy and wood costs. Natural gas prices declined by over 50% from their 2005 peak levels, while an improving wood supply in our Eastern operations helped ease fibre costs. These cost savings more than offset the sales price decline in the quarter and adjusted EBITDA for the first three months of 2006 increased by $8.6 million over the fourth quarter of 2005.
Operating earnings of $46.3 million in 2006 were down $62.5 million compared to the first quarter of 2005 but were not significantly different from the fourth quarter of 2005. The decrease from first quarter 2005 levels is a result of lower OSB selling prices combined with higher input costs. Cost of products sold for the first quarter of 2006 was $211.4 million, which was 3% higher than the first quarter of 2005 but an improvement over fourth quarter 2005 costs. Production volumes did not change significantly from either the first or the fourth quarters of 2005. Amortization of capital assets increased 7% over the first quarter of 2005 as a result of our growing asset base and a one time accelerated amortization charge taken on the press that is under repair at our Grand Rapids facility.
Cash from operating activities for the quarter was $4.5 million higher than the 2005 first quarter amount of $15.1 million. Compared to the fourth quarter of 2005, there was a $10.7 million reduction in cash provided by operating activities, which reflects the working capital demand associated with the Company’s seasonal build-up of log inventories.
At March 31, 2006, Ainsworth had cash and short term investment balances (excluding restricted cash) of $183.3 million compared to $171.0 million at March 31, 2005 and $209.2 million at December 31, 2005.

First Quarter 2006
Expansion
Our expansion of the Grande Prairie mill continues to be a major strategic focus. The project is on schedule for completion in the spring of 2007 at an estimated cost of $288.0 million. When complete, the new facility will have the flexibility to produce either 600 million square feet (3/8” basis) of OSB or 365 million square feet of oriented strand lumber annually. We have budgeted spending of approximately $180.0 million for this project in 2006, of which approximately $40.0 million was spent in the first quarter.
In addition to our capital spending program in Grande Prairie, significant funds have been budgeted to revitalize our Minnesota assets. In 2006 this allocated spending is $47.0 million, with a further $20.0 million budgeted for 2007. Through these two major capital programs, we feel that we can maintain a low cost position in the industry.
During the first quarter of 2006, the Company received the required consents to conform the limitation on liens covenant in its 6.750% Senior Notes with the limitation on liens covenant in the 7.250% Senior Notes and Senior Floating Rate Notes. In doing so, the Company created the opportunity to finance its growth through secured borrowing.
On May 9, 2006, the Company signed an Agreement with the Government of Manitoba for the future construction and operation of an engineered wood production facility in an area north and east of Winnipeg, Manitoba. As part of the commitment, the Company is to provide $2.5 million performance security. In return the Company will be offered a Forest Management Licence for 838,000 cubic meters of suitable timber per year on a renewable 20 year basis. The Agreement is subject to a successful process of consultation with First Nations communities, and the successful negotiation and execution by all parties of related Operation Agreements and approvals.
Outlook
We expect the fundamentals of the OSB markets to remain favourable throughout the rest of the year. Although prices have fallen from those experienced in the past year, they are still above historical averages. Demand is expected to remain strong throughout 2006 although we anticipate North American housing starts will drop modestly later in the year as rising mortgage rates and high house prices impact affordability.
Given the current market outlook, we believe our ongoing capital spending (mainly on the Grande Prairie expansion and our Minnesota asset revitalization program), combined with our continued commitment to cost reduction, will allow us to remain competitive. We will also continue to focus on expanding our market share of value-added engineered wood products.
With the continued strong demand for our products, coupled with lower production costs, we remain confident that 2006 will be another good year for the Company.
On behalf of the Board of Directors of
Ainsworth Lumber Co. Ltd.
/s/ Brian E. Ainsworth
Brian E. Ainsworth
Chairman and Chief Executive Officer
May 12, 2006

First Quarter 2006
Forward-looking statements in this interim report to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

First Quarter 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Quarter Ended March 31, 2006
This management’s discussion and analysis is presented as at May 12, 2006. Financial references are in Canadian dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com. The Company prepares its financial statements in accordance with Canadian GAAP in Canadian dollars.
Overview
Ainsworth is a leading manufacturer of structural engineered wood products, including oriented strand board (“OSB”) and specialty overlaid plywood. APA, The Engineered Wood Association, ranks the Company as the fourth largest manufacturer of OSB in North America, with three OSB manufacturing facilities in Canada and a 50% ownership interest in a fourth Canadian OSB facility, located in High Level, Alberta. The Company also owns and operates three OSB manufacturing facilities located in northern Minnesota. In addition to our OSB operations, Ainsworth is one of the largest manufacturers of specialty overlaid concrete-form plywood products in North America.
Ainsworth’s business is focused primarily on the structural wood panels sector. Our strategy within this sector is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products. Complementary to this strategy is the current expansion underway at our Grande Prairie facility. When completed, the expanded facility will be able to produce both OSB and oriented strand lumber (“OSL”), which is an engineered wood product alternative to traditional lumber products.

First Quarter 2006
Review of Financial Results
The ongoing strength of OSB prices and customer demand led to solid financial results for the quarter.
Financial Summary

	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04

(in millions, except per share data, unless otherwise noted)
Sales and earnings
Sales	$292.6	$302.1	$270.7	$329.9	$345.6	$253.0	$225.2	$241.1
Operating earnings	$46.3	$45.1	$26.1	$77.6	$108.8	$27.5	$87.4	$120.1
Foreign exchange gain (loss) on long-term debt	$(3.8)	$(0.2)	$47.0	$(12.6)	$(5.9)	$46.1	$33.5	$(0.1)
Net income (loss)	$22.7	$19.9	$46.8	$31.3	$55.1	$52.4	$71.1	$71.4
Earnings (loss) per share	$1.6	$1.4	$3.2	$2.1	$3.8	$3.6	$4.9	$4.9

Balance sheet
Total assets	$1,558.5	$1,513.0	$1,499.8	$1,505.7	$1,509.1	$1,432.7	$1,424.2	$776.1
Total long-term debt	$863.7	$859.5	$858.9	$905.6	$923.1	$916.9	$962.2	$417.7
Common shares (1)	$55.8	$55.8	$55.8	$55.8	$55.8	$55.8	$55.8	$55.8
Retained earnings	$440.4	$417.7	$397.3	$350.5	$333.9	$278.7	$216.0	$169.9
Cash dividends declared:
$ per share	$—	$—	$—	$1.0	$—	$—	$1.0	$—

Cash provided by operating activities	$19.6	$30.3	$43.3	$73.1	$15.1	$58.3	$111.7	$149.4

Key statistics
OSB shipments (mmsf 3/8”)	$807.4	$782.2	$804.0	$837.5	$805.6	$778.4	$503.7	$393.4
Average OSB price ($/msf)	$330.4	$349.6	$303.0	$361.4	$395.4	$292.5	$397.1	$527.2

(1)	At May 10, 2006, the Company had 14,649,140 issued common shares.

(2)	In Q2-04, the Company acquired the shares of Voyageur Panel Ltd. (the Barwick OSB facility). In Q3-04, the Company acquired three OSB facilities in Minnesota.
Segmented Information
Our geographic distribution of sales was as follows:

	Three Months Ended March 31
	2006	2005
Canada	$16,066	$30,443
United States	269,407	306,642
Europe	2,897	3,320
Asia	4,188	5,173

Total	$292,558	$345,578

Capital assets attributed to countries based on location are as follows:

	March 31	December 31
	2006	2005
Canada	$472,193	$437,768
United States	432,984	438,128

Total	$905,177	$875,896

First Quarter 2006
Net Income
Net income for the first quarter was $22.7 million compared to $55.1 million in the first quarter of 2005. This decline was the result of lower OSB margins as both sales prices decreased and input costs increased in the first three months of 2006.
Compared to the fourth quarter of 2005, net income grew by $2.8 million as margins for OSB products improved despite lower sales prices in the first quarter of 2006.
Adjusted EBITDA
Adjusted EBITDA decreased by $56.0 million compared to the first quarter of 2005 and increased by $8.2 million compared to the fourth quarter of 2005. Adjusted EBITDA is calculated as follows:

	Q1 - 06	Q1 - 05	Q4 - 05

(in millions)
Net Income	$22.7	$55.1	$19.9
Add:
Amortization of capital assets	26.7	25.0	25.9
Finance expense	16.9	17.5	16.9
Income tax expense	7.5	30.0	6.4
Foreign exchange loss	3.7	5.9	0.2

Adjusted EBITDA	$77.5	$133.5	$69.3

The fluctuation in adjusted EBITDA is consistent with the movement of OSB prices and costs. In the first quarter of 2006, OSB prices were lower than both the first and fourth quarters of 2005. Production costs in 2006 were higher than they were in the first quarter of 2005.
The Canadian dollar was stronger throughout the first quarter of 2006 compared to the same period in 2005, with the average exchange rate seven cents higher in the first quarter of 2006 than it was in the first quarter of 2005. While sales from our U.S. mills are naturally hedged by U.S. production costs, the majority of sales from our Canadian operations are exposed to fluctuations in the U.S. dollar. The impact of the rise in the Canadian dollar is estimated to be a $9.0 million reduction in adjusted EBITDA for the first quarter of 2006 compared to the first quarter of 2005. The total combined effect of higher production costs, lower sales prices and a stronger Canadian dollar was a $56.0 million reduction in adjusted EBITDA.
Compared to the fourth quarter of 2005, adjusted EBITDA was $8.2 million higher in the first quarter of 2006 as lower production costs more than offset the reduction in sales prices.
Sales
The fundamentals supporting OSB demand continue to be strong, with U.S. housing starts exceeding 2.0 million (seasonally adjusted annualized rate) in the first quarter. Benchmark North Central OSB prices averaged U.S. $285 in the first quarter of 2006, 10% above the five year average, but 10% below prices in the fourth quarter of 2005.
Total Company sales for the first quarter of 2006 were $292.6 million. This was a 15% reduction from first quarter 2005 sales of $345.6 million. The sales decrease was mainly a function of lower OSB prices as shipment volumes did not change significantly.
Compared to the fourth quarter of 2005, total sales decreased by 3%, reflecting a 6% decrease in Company OSB prices, partially offset by a 3% increase in OSB sales volumes.

First Quarter 2006
Total Company Sales for the Three Months Ended March 31
(in millions of Canadian dollars)
OSB Sales
Our OSB sales of $266.7 million accounted for 91% of our total sales for the first quarter. OSB sales revenue decreased by 16% compared to the first quarter of 2005. This primarily reflects a 16% decrease in the average selling price achieved by the Company as shipping volumes increased only slightly compared to the first quarter of 2005.
Company average OSB prices for the Three Months Ended March 31
(in Canadian dollars per msf 3/8”)
OSB sales declined by $6.7 million or 2% compared to the fourth quarter of 2005. The decline was due to a 6% reduction in the Company OSB prices being partially offset by a 3% increase in shipping volume.
Specialty Overlaid Plywood and Other Products
A 7% decrease in plywood shipment volumes resulted in a 5% decrease in plywood and veneer sales recorded during the first quarter of 2006 relative to the same period in 2005. Despite the increase of the Canadian dollar relative to the U.S. dollar, the realized unit selling price during the period was 3% higher compared to the same period last year.
Sales of plywood and veneer were 10% lower in the first quarter of 2006 than in the fourth quarter of 2005 as shipment volumes declined by 6% and the strengthening Canadian dollar outpaced market prices to reduce the Company’s realized unit selling price.
Costs of Products Sold (Exclusive of Amortization)
Cost of products sold for the first quarter was $211.4 million. This was 3% higher than the first quarter of 2005. OSB cost of sales was $188.1 million for the first three months of 2006. This represents an increase of $8.6 million compared to the first quarter of 2005. In the first quarter of 2005, fibre, resin and energy costs were all lower than current levels.
Total cost of products sold decreased by 5% from the fourth quarter of 2005, primarily due to a $7.8 million decrease in OSB cost of sales. In the first quarter of 2006, we began to experience

First Quarter 2006
some relief from the high input costs that had challenged us during the second half of 2005. Energy costs were significantly reduced from the peak pricing experienced in the third and fourth quarter of 2005. Other key inputs such as fiber and resin costs have displayed modest reductions but more importantly did not increase as expected. These cost reductions were partially offset by an increase in repair and maintenance spending related to the Grand Rapids fire and press downtime, as well as ongoing maintenance work at Bemidji.
Production volumes did not change significantly from the first or the fourth quarters of 2005.
Selling and Administration
Selling and administrative expenses were $8.2 million for the quarter, compared to $7.3 million in the first quarter of 2005. The increase represents growth in our business activity.
Amortization of Capital Assets
As a result of our growing asset base, amortization of capital assets increased by 7% from the first quarter of 2005. Compared to the fourth quarter of 2005, amortization expense increased by 3% as we increased amortization recorded on the press at our Grand Rapids facility as a result of our decision to revitalize the press.
Finance Expense
Finance expense did not vary significantly from either the first or fourth quarters of 2005.
Other Income (Expense)
In the first quarter of 2006, other income was $4.5 million, compared to an expense of $0.3 million in the first quarter of 2005 and $1.6 million in the fourth quarter of 2005. The increase is attributable to increases in interest income, income receipts from various partnership investments, and other sundry items.
Income Taxes
Income tax expense for the quarter was $7.5 million compared to $30.1 million in the first quarter of 2005 and $6.4 million in the fourth quarter of 2005. Income tax expense fluctuates with net income before income taxes, and is affected by permanent differences between items deductible for tax and accounting and the composition of Canadian and U.S. source taxable income.

First Quarter 2006
Liquidity and Capital Resources

	Q1 - 06	Q4 - 05	Q1 - 05

(in millions)
Cash provided by operating activities	$19.6	$30.3	$15.1
Cash provided by operating activities excluding the effects of changes in non-cash working capital (1)	58.5	38.9	119.3
Adjusted working capital (2)	340.9	340.2	290.1
Additions to capital assets	42.6	25.1	12.0

(1)	Cash provided by operating activities, excluding the effects of changes in non-cash working capital is a non-GAAP measure and consists of cash provided by operating activities less changes in non-cash working capital.

(2)	Adjusted working capital is current assets (excluding restricted cash) less current liabilities (excluding current portion of future income taxes). We have presented adjusted working capital as we believe that it provides investors with a basis to evaluate our ability to fund operations and capital expenditures. Adjusted working capital is a non-GAAP measure, calculated as follows:

	Q1 - 06	Q4 - 05	Q1 - 05

Current assets	$479.1	$467.5	$434.4
Restricted cash	(36.8)	(39.0)	—
Timber licence deposits	(6.0)	(6.0)	(36.2)
Current liabilities	(131.2)	(113.7)	(108.1)
Current portion of future income taxes	35.8	31.4	—

Adjusted working capital	$340.9	$340.2	$290.1

Our adjusted working capital remains strong. Based on a slight increase in sales volumes in the first three months of 2006, accounts receivable increased by $9.7 million (including a $2.9 million unrealized foreign exchange gain) compared to December 31, 2005. The most substantial change in adjusted working capital occurred in our log inventories. Log inventories increased by $37.8 million (net of a $2.2 million unrealized foreign exchange loss) from December 31, 2005 as the Company built up necessary fibre inventories in anticipation of the spring thaw road closures. These increases in working capital were offset by a $6.4 million increase in accounts payable and accrued liabilities (excluding $6.7 million in payables related to capital items).
Cash provided by operating activities in the first three months of 2006 was $19.6 million, compared to $15.1 million in the first quarter of 2005 and $30.3 million in the fourth quarter of 2005. Although earnings in the first quarter of 2006 were substantially lower compared to earnings in the first quarter of 2005, higher working capital demands in early 2005 resulted in less cash being generated in 2005 compared to 2006. Compared to the fourth quarter of 2005, cash provided by operating activities was lower as a result of the increased working capital demands associated with the aforementioned fibre build-up.
Cash used in investing activities was higher in the first quarter of 2006 than in either the first or fourth quarters of 2005. This reflects the increase in spending on capital assets related to the expansion of the Grande Prairie facility and the modernization program currently underway at our Minnesota OSB facilities. In addition, we invested $40.1 million of our excess cash reserves in commercial paper with a maturity in excess of ninety days. For accounting purposes, these are reflected as an investing activity and short-term investments.
Our $100.0 million revolving credit facility, in place to support short-term liquidity requirements as necessary, was not utilized as at March 31, 2006.

First Quarter 2006
Off-Balance Sheet Arrangements
We do not have any significant off-balance sheet arrangements other than letters of credit in the amount of $36.8 million at March 31, 2006, for which cash has been pledged as collateral. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or resources that is material to investors.
Other Business Activities
During the first quarter, the company received the required consents from the holders of its U.S.$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 and of its U.S.$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the Notes. The amendments conform the limitation on liens covenant in the indentures relating to the Notes with the covenant in the indenture relating to the Company’s 7.250% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.
Contingencies
In February and March 2006, the company, along with seven other North American OSB producers, was named as a defendant in several lawsuits alleging violations of United States antitrust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The claim is in its initial stages and the outcome is not determinable at this time.
Related Party Transactions
During the quarter, the Company paid $30,000 (2005: $30,000) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.
Subsequent Events
The Grand Rapids facility shut down for a scheduled 35 day period from April 6, 2006 to May 10, 2006. The purpose of the shut down is to revitalize the press and to perform other general maintenance. The necessity of this capital revitalization confirms Ainsworth’s claim that certain Minnesota equipment and buildings were not in the condition and state of repair warranted by the vendor at the time of purchase. We are continuing with our claim against the vendor for the reimbursement of repair and related costs at the three Minnesota OSB mills.
On April 11, 2006 the Company entered into a purchase agreement with Deutsche Bank Securities Inc. in connection with the private placement by Ainsworth of U.S.$75.0 million aggregate principal amount of new senior unsecured notes. The Notes mature on April 1, 2013 and will bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4%. Interest on the Notes will be payable quarterly, beginning on June 30, 2006. The net proceeds of the offering will partially finance the construction of a second production line at the Grande Prairie, Alberta facility. The closing of the offering of the notes occurred on April 18, 2006.
On May 1, 2006 the Company reached an agreement with the union representing employees at the Grand Rapids mill. The six year contract affects 130 employees and has been ratified by the union.
On May 9, 2006, the Company signed an Agreement with the Government of Manitoba for the future construction and operation of an engineered wood production facility in an area north and east of Winnipeg, Manitoba. As part of the commitment, the Company is to provide a $2.5 million performance security. In return the Company will be offered a Forest Management Licence for 838,000 cubic meters of suitable timber per year on a renewable 20 year basis. The Agreement is subject to a successful process of consultation with First Nations communities, and the

First Quarter 2006
successful negotiation and execution by all parties of related Operation Agreements and approvals.
Review of Operating Results
In January 2006, production at our Grand Rapids facility was interrupted due to a fire in a wood storage area and, later in the month, due to a mechanical breakdown of pressing equipment. In total 14.7 production days and 16.1 million square feet (“mmsf”) of production were lost.
Our expansion of the Grande Prairie mill continues to be a major strategic focus for 2006. The project is on schedule, with completion planned for the spring of 2007, at an estimated cost of $288.0 million. When complete, the new facility will have the flexibility to produce either 600 mmsf of OSB or 365 mmsf of OSL. We have budgeted spending approximately $180.0 million on this project in 2006, of which approximately $40.0 million was spent in the first quarter.
Outlook
We expect the fundamentals of the OSB markets to remain favourable throughout the rest of the year. Although prices have fallen from those experienced in the past year, they are still above historical averages. Demand is expected to remain strong throughout 2006, although we anticipate North American housing starts will drop modestly later in the year as rising mortgage rates and high house prices impact affordability.
Given our current market outlook, we believe our ongoing capital spending (mainly on the Grande Prairie expansion and our Minnesota asset revitalization program), combined with our continued commitment to cost reduction, will allow us to remain competitive. We will also continue to focus on expanding our market share of value-added engineered wood products.
With the continued strong demand for our products, coupled with lower production costs, we remain confident that 2006 will be another good year for the Company.
Significant Accounting Estimates and Judgments
Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements. The Company has not made any changes in accounting policies since December 31, 2005.
Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise impair our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.
Loss Contingencies. Our estimates of loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.
Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily property, plant and equipment, construction in progress and timber and logging roads) for impairment. Assessing the valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. We reviewed the carrying value of our other capital assets, including construction in progress, at September 30, 2005, and believe that our reported values are reasonable based on the current circumstances.

First Quarter 2006
Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.
Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will continue to reduce product costs to offset inflationary impacts. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly. We did not record an impairment of goodwill in 2005.
Pension Plans. Most of our Canadian employees and U.S. employees participate in defined benefit pension plans sponsored by the company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the U.S., which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions.
Future Income Tax Assets. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.
U.S. GAAP Reconciliation
Our consolidated financial statements have been prepared in accordance with Canadian GAAP. To the extent applicable to our consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described in Note 11 to our interim consolidated financial statements.

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Other Information
Unaudited

	March 31, 2006	December 31, 2005
Selected Balance Sheet Items ($000’s)
Cash	$143,252	$209,201
Short-term investments	40,052	—
Restricted cash	36,830	39,016
Working capital	346,905	346,152
Total assets	1,558,528	1,513,002
Total debt	863,668	859,540
Shareholders’ equity	439,341	415,169

	Three months ended March 31
	2006	2005
Reconciliation of Net Income to Adjusted EBITDA ($000’s)
Net Income	$22,666	$55,120
Add: Amortization of capital assets	26,656	24,954
Finance expense	16,935	17,474
Income tax expense	7,480	30,057
Foreign exchange loss (gain) on long-term debt	3,750	5,893

Adjusted EBITDA {Note 1}	$77,487	$133,498

Product Sales ($000’s)
OSB	$266,739	$318,531
Plywood	22,863	23,704
Veneer	2,523	2,351
Chips	433	992

	$292,558	$345,578

Geographic Sales Distribution ($000’s)
Canada	$16,066	$30,443
USA	269,407	306,642
Europe	2,897	3,320
Asia	4,188	5,173

	$292,558	$345,578

Product Shipment Volumes
OSB (msf-3/8”)	807,383	805,593
Plywood (msf-3/8”)	33,836	36,400
Veneer (msf-3/8”)	12,161	10,599
Chips (BDUs)	12,771	11,637

Production Volumes
OSB (msf-3/8”)	799,526	808,024
Plywood (msf-3/8”)	37,645	37,454
Veneer (msf-3/8”){Note 2}	56,285	49,562
Chips (BDUs)	12,771	11,637

Note 1: Adjusted EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization plus interest and other income (expense).

Note 2: Includes transfer volumes to Savona (for plywood production).

First Quarter 2006
About Ainsworth
Ainsworth Lumber Co. Ltd. Is a leading Canadian forest products company, with a 50-year reputation for quality products and unsurpassed customer service. The company has operations in Canada and the United States. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a plywood plant at Savona. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids. The company’s facilities have a total annual capacity of 3.3 billion square feet (3/8” basis) of oriented strand board (OSB), 156 million square feet (3/8” basis) of specialty overlaid plywood, and 200 million square feet (3/8” basis) of veneer.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robert.allen@ainsworth.ca
Or
Bruce Rose
General Manager, Corporate Development
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: bruce.rose@ainsworth.ca
Common shares of Ainsworth Lumber Co. Ltd.
are traded on the Toronto Stock Exchange
under the symbol: ANS
Visit our web-site: www.ainsworth.ca

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of dollars)
Unaudited

	March 31	December 31
	2006	2005

ASSETS
Current Assets
Cash and cash equivalents	$143,252	$209,201
Short-term investments (Note 3)	40,052	—
Accounts receivable, net of allowance for doubtful accounts of $Nil (2005: $Nil)	71,315	61,579
Inventories (Note 4)	150,596	108,530
Income taxes receivable	25,522	28,409
Prepaid expenses	5,549	14,762
Restricted cash	36,830	39,016
Timber licence deposits	5,998	5,998

	479,114	467,495
Capital Assets	905,177	875,896
Intangible Assets	14,274	14,209
Other Assets	56,993	52,432
Goodwill	102,970	102,970

	$1,558,528	$1,513,002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$51,229	$30,348
Accrued liabilities	44,150	51,979
Current portion of future income taxes	35,822	31,362

	131,201	113,689
Reforestation Obligation	3,787	4,348
Long-term Debt	863,668	859,540
Future Income Taxes	120,531	120,256

	1,119,187	1,097,833

Commitments (Note 8)
Contingencies (Note 9)

SHAREHOLDERS ‘ EQUITY
Capital stock	55,827	55,827
Cumulative translation adjustment	(56,837)	(58,343)
Retained earnings	440,351	417,685

	439,341	415,169

	$1,558,528	$1,513,002

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.
Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings
(In thousands of dollars, except share and per share data)
Unaudited

	Three months ended March 31
	2006	2005

Sales	$292,558	$345,578

Costs and Expenses
Costs of products sold (exclusive of amortization)	211,398	204,458
Selling and administration	8,203	7,325
Amortization of capital assets	26,656	24,954

	246,257	236,737

Operating Earnings	46,301	108,841

Finance Expense
Interest	15,706	16,250
Amortization of financing costs and fees	1,229	1,224

	16,935	17,474

Other Income (Expense)	4,530	(297)
Foreign Exchange Loss on Long-term Debt	(3,750)	(5,893)

Income Before Income Taxes	30,146	85,177
Income Tax Expense	7,480	30,057

Net Income	22,666	55,120
Retained Earnings, Beginning of Period	417,685	278,742

Retained Earnings, End of Period	$440,351	$333,862

Basic and diluted earnings per common share	$1.55	$3.76

Weighted average number of common shares outstanding	14,649,140	14,649,140

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars)
Unaudited

	Three months ended March 31
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$22,666	$55,120
Amounts not affecting cash Amortization of capital assets	26,656	24,954
Amortization of deferred financing costs and fees	1,229	1,224
Foreign exchange loss on long-term debt	3,750	5,893
Change in non-current reforestation obligation	(561)	404
Future income taxes	4,794	31,677
Change in non-cash operating working capital (Note 7)	(38,948)	(104,184)

Cash provided by operating activities	19,586	15,088

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	—	(43)

Cash used in financing activities	—	(43)

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(40,052)	—
Restricted cash	2,186	(23)
Additions to capital assets	(42,593)	(11,986)
Increase in other assets	(3,462)	(1,867)
Timber licence deposits	—	(36,249)

Cash used in investing activities	(83,921)	(50,125)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,614)	—

NET CASH OUTFLOW	(65,949)	(35,080)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	209,201	206,063

CASH AND CASH EQUIVALENTS, END OF PERIOD	$143,252	$170,983

SUPPLEMENTAL INFORMATION
Taxes paid	$101	$49,388

Interest paid	$3,393	$2,972

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the 2005 annual audited financial statements. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Chatham Forest Products, Inc., and Ainsworth Engineered Canada Limited Partnership.

Other Information Regarding Canadian GAAP
i.	Comprehensive Income. Commencing with the Company’s 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP. In the Company’s instance, however, there is a difference in other comprehensive income in that U.S. GAAP includes the concept of minimum pension liabilities and the cumulative translation adjustment and Canadian GAAP does not.

ii.	Business Combinations. Commencing with the Company’s 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company’s business combinations, if any, with an acquisition date of January 1, 2007, or later. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2007. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
2.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Three Months Ended March 31
	2006	2005
Canada	$16,066	$30,443
United States	269,407	306,642
Europe	2,897	3,320
Asia	4,188	5,173

Total	$292,558	$345,578

Capital assets attributed to countries based on location are as follows:

	March 31	December 31
	2006	2005
Canada	$472,193	$437,768
United States	432,984	438,128

Total	$905,177	$875,896

Goodwill of $102,970,000 (2005: $102,970,000) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of investments in high grade commercial paper with market values closely approximating book values at March 31, 2006.

4.	INVENTORIES

	March 31	December 31
	2006	2005
Logs	$89,792	$52,001
Panel products	22,606	20,652
Materials and supplies	38,198	35,877

	$150,596	$108,530

5.	PENSION EXPENSE

Pension expense related to the Company’s defined benefit plans is $1,595,000 (2005: $1,003,000) and is estimated using assumptions consistent with those applied in the Company’s annual audited financial statements. Amortization of past service cost and the net actuarial gain is calculated in a manner consistent with that disclosed in the annual audited financial statements and is not considered significant to disclose separately. The Company made contributions of $Nil (2005: $336,500) for the period.

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
6.	RELATED PARTY TRANSACTIONS

During the quarter, the Company paid $30,000 (March 31, 2005: $30,000) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.

7.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended March 31
	2006	2005

Accounts receivable	(7,653)	(20,558)
Inventories	(44,980)	(37,718)
Income taxes receivable	2,796	(51,172)
Prepaid expenses	4,451	667
Accounts payable and accrued liabilities	6,438	4,597

	(38,948)	(104,184)

8.	COMMITMENTS

As part of the Grande Prairie expansion project, the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately $135.7 million (December 31, 2005: $150.0 million). The terms of the contracts are varied and extend to 2007.

9.	CONTINGENCIES

On September 28, 2005, the Company filed a notice of claim against Potlatch Corporation (“Potlatch”) for the reimbursement of repair and related costs at the three Minnesota OSB mills purchased from Potlatch on September 22, 2004. The basis of the claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when the terms of the settlement are certain.

In February and March 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits alleging violations of United States antitrust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The claim is in its initial stages and the outcome is not determinable at this time.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to the actions outstanding or pending as at March 31, 2006 cannot be predicted with certainty, the Company believes either an adequate provision has been made or the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
10.	SUBSEQUENT EVENTS

On April 11, 2006 the Company entered into a purchase agreement with Deutsche Bank Securities Inc. in connection with the private placement of $87.6 million (U.S.$75.0 million) aggregate principal amount of new Senior Unsecured Notes. The Notes mature on April 1, 2013 and bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4%. Interest on the Notes is payable quarterly beginning on June 30, 2006. The net proceeds of the offering will partially finance the construction of a second production line at the Grande Prairie, Alberta facility. The closing of the offering of the Notes occurred on April 18, 2006.

On May 1, 2006 the Company reached an agreement with the union representing employees at the Grand Rapids, Minnesota mill. The contract covers a term of six years and has been ratified by the union.

On May 9, 2006, the Company signed an Agreement with the Government of Manitoba for the future construction and operation of an engineered wood production facility in an area north and east of Winnipeg, Manitoba. As part of the commitment, the Company is to provide $2.5 million performance security. In return the Company will be offered a Forest Management Licence for 838,000 cubic meters of suitable timber per year on a renewable 20 year basis. The Agreement is subject to a successful process of consultation with First Nations communities, and the successful negotiation and execution by all parties of related Operation Agreements and approvals.

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
11.	U.S. GAAP RECONCILIATION

As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:
(a)	Adjustments to assets, liabilities and shareholders’ equity

	March 31	December 31
	2006	2005
Total assets in accordance with Canadian GAAP	$1,558,528	$1,513,002
Write-off of capitalized start-up costs(1)	(4,087)	(4,507)
Intangible asset, arising from minimum pension liability calculation(2)	12,590	12,590

Total assets in accordance with U.S. GAAP	$1,567,031	$1,521,085

Total liabilities in accordance with Canadian GAAP	$1,119,187	$1,097,833
Deferred income taxes relating to write-off of capitalized start-up costs(1)	(1,387)	(1,530)
Minimum pension liability(2)	34,805	34,805
Deferred income taxes relating to minimum pension liability(2)	(7,775)	(7,775)

Total liabilities in accordance with U.S. GAAP	$1,144,830	$1,123,333

Total shareholders’ equity in accordance with Canadian GAAP	$439,341	$415,169
Cumulative translation adjustment(3)	56,837	58,343
Change in retained earnings relating to:
Write-off of capitalized start-up costs(1)	(2,700)	(2,977)
Accumulated other comprehensive loss (Note 8(c)(i))	(71,277)	(72,783)

Total shareholders’ equity in accordance with U.S. GAAP	$422,201	$397,752

1.	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

2.	Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

3.	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income (loss) whereas under Canadian GAAP these amounts are presented as a separate component of shareholders’ equity.

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
11.	U.S. GAAP RECONCILIATION (Continued)
(b)	Adjustments to earnings

	Three Months Ended March 31
	2006	2005
Net income in accordance with Canadian GAAP	$22,666	$55,120
Reversal of amortization of capitalized start-up costs(1)	420	417
Deferred income taxes relating to capitalized start-up costs(1)	(143)	(148)

Net income in accordance with U.S. GAAP	22,943	55,389

Basic and diluted income per common share in accordance with U.S. GAAP	$1.57	$3.78

Cumulative translation adjustment(2)	1,506	11,002

Comprehensive income in accordance with U.S. GAAP	$24,449	$66,391

Basic and diluted comprehensive income per common share in accordance with U.S. GAAP	$1.67	$4.53

Weighted average number of common shares outstanding	14,649,140	14,649,140

1.	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

2.	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income (loss) whereas under Canadian GAAP these amounts are presented as a separate component of shareholders’ equity.

3.	The presentation of investment tax credits is different under Canadian GAAP and under U.S. GAAP. In Canadian GAAP such amounts are deducted from the related expense and under U.S. GAAP they are deducted from the income tax provision.

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
11.	U.S. GAAP RECONCILIATION (Continued)
(c)	Other Information Regarding U.S. GAAP

(i)	Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

Comprehensive loss arising from minimum pension liability and cumulative translation adjustment:

	March 31	December 31
	2006	2005
Minimum pension liability	$—	$7,926
Deferred income tax (recovery)	—	(2,774)
Cumulative translation adjustment	(1,506)	24,106

	(1,506)	29,258
Accumulated other comprehensive loss, beginning of period	72,783	43,525

Accumulated other comprehensive loss, end of period	$71,277	$72,783

ii.	In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43.” The Statement requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage to be recognized as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall apply prospectively and are effective for inventory costs incurred by the Company after December 31, 2005. As at March 31, 2006, no applicable abnormal amounts of inventory costs had been incurred. The Company will reflect this Statement in its reconciliation of U.S. GAAP as circumstances arise.

iii.	In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets, an amendment of APB No. 29.” This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will reflect this standard in the U.S. GAAP reconciliation in the event exchanges of non-monetary assets occur.

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
11.	U.S. GAAP RECONCILIATION (Continued)
iv.	In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement in the U.S. GAAP reconciliation as such changes in accounting principles occur.

v.	In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other–Than-Temporary Impairment and Its Application to Certain Investments”, which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than- temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Company will begin applying this guidance within the U.S. GAAP reconciliation as circumstances arise.
12.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS

On March 3, 2004, the Company issued U.S.$210 million of 6.75% Senior Unsecured Notes to refinance its outstanding indebtedness at the time. On May 19, 2004, the Company issued U.S.$110 million of 6.75% Senior Unsecured Notes to finance the acquisition of Voyageur. On September 22, 2004 the Company issued U.S.$275 million in aggregate principal amount of 7.25% Senior Unsecured Notes and U.S.$175 million in aggregate principal amount of Senior Unsecured Floating Rate Notes to finance the acquisition of the Minnesota OSB facilities. Under the terms of the Senior Notes referred to above, the Company’s 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp., Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership, became joint and several guarantors of the indebtedness (the “Guarantors”). The guarantee is a full and unconditional guarantee.

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
12.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Additionally, if at any time a subsidiary of the Company constitutes a significant subsidiary, then such subsidiary will also become a guarantor of the indebtedness. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantors are obligated to pay the outstanding indebtedness. At March 31, 2006, the Company had the following outstanding amounts related to the guaranteed indebtedness:

	March 31	December 31
	2006	2005
U.S.$275,000,000 (2004: U.S.$275,000,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$321,200	$319,825

U.S.$153,540,000 (2004: U.S.$175,000,000) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	179,335	178,567

U.S.$210,000,000 (2004: U.S.$210,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	245,280	244,230

U.S.$110,000,000 (2004: U.S.$110,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	128,480	127,930

	$874,295	$870,552

On February 17, 2006 the Company received the required consents from the holders of its U.S.$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, and of its U.S.$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the Notes. The amendments conform the limitation on liens covenant in the Indentures relating to the Notes with the covenant in the indenture relating to the Company’s 7.250% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

Subsequent to the end of the quarter, the Company issued a further U.S.$75.0 million in Senior Unsecured Notes (see Note 10).

The following condensed consolidating financial information reflects the summarized financial information of the Company and its Guarantors:

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
12. SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Balance Sheet
as at March 31, 2006

	Ainsworth	Ainsworth	Ainsworth		Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.	Corp.	Limited Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
ASSETS
Cash	$30,928	$16,029	$827	$34,260	$61,208	$—	$143,252
Other Current Assets	105,116	78,583	284	(17,752)	189,404	(19,773)	335,862
Capital Assets	472,186	432,991	—	—	—	—	905,177
Other Assets	53,586	6,452	—	—	—	11,229	71,267
Goodwill	—	—	102,970	—	—	—	102,970
Due from Parent Company	—	92,186	78,676	1,148	187,966	(359,976)	—
Investment in Subsidiary	1,272,625	14,274	140,817	—	—	(1,427,716)	—

	$1,934,441	$640,515	$323,574	$17,656	$438,578	$(1,796,236)	$1,558,528

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$49,321	$26,556	$—	$19,895	$58,251	$(22,822)	$131,201
Reforestation Obligation	3,787	—	—	—	—	—	3,787
Due to Related Company	359,973	—	—	—	—	(359,973)	—
Long-Term Debt	863,668	—	—	—	—	—	863,668
Future Income Taxes	100,565	16,292	4,362	(688)	—	—	120,531

	1,377,314	42,848	4,362	19,207	58,251	(382,795)	1,119,187

Preferred Shares	—	—	25,999	—	—	(25,999)	—

SHAREHOLDERS’ EQUITY
Capital Stock	173,613	—	55,419	—	—	(173,205)	55,827
Cumulative Translation Adjustment	(56,837)	(56,837)	—	—	—	56,837	(56,837)
Contributed Surplus	—	585,294	148,495	—	—	(733,789)	—
Partners’ Capital	—	—	—	—	67,029	(67,029)	—
Retained earnings	440,351	69,210	89,299	(1,551)	313,298	(470,256)	440,351

	557,127	597,667	293,213	(1,551)	380,327	(1,387,442)	439,341

	$1,934,441	$640,515	$323,574	$17,656	$438,578	$(1,796,236)	$1,558,528

Total assets in accordance with Canadian GAAP	$1,934,441	$640,515	$323,574	$17,656	$438,578	$(1,796,236)	$1,558,528
Write-off of capitalized start-up costs (1)	(4,087)	—	—	—	—	—	(4,087)
Intangible asset, arising from minimum pension liability calculation (2)	12,590	—	—	—	—	—	12,590

Total assets in accordance with U.S. GAAP	$1,942,944	$640,515	$323,574	$17,656	$438,578	$(1,796,236)	$1,567,031

Total liabilities in accordance with Canadian GAAP	1,377,314	42,848	30,361	19,207	58,251	(408,794)	1,119,187
Deferred income taxes relating to write-off of capitalized start-up costs (1)	(1,387)	—	—	—	—	—	(1,387)
Minimum pension liability, net of tax effect (2)	27,030	—	—	—	—	—	27,030

Total liabilities in accordance with U.S. GAAP	$1,402,957	42,848	30,361	19,207	58,251	(408,794)	$1,144,830

Total shareholders’ equity in accordance with Canadian GAAP	$557,127	$597,667	$293,213	$(1,551)	$380,327	$(1,387,442)	$439,341
Cumulative translation adjustment (3)	56,837	56,837	—	—	—	(56,837)	56,837
Change in retained earnings relating to:
Write-off of capitalized start-up costs (1)	(2,700)	—	—	—	—	—	(2,700)
Accumulated other comprehensive income (loss) (Note 8(c)(i))	(71,277)	(56,837)	—	—	—	56,837	(71,277)

Total shareholders’ equity in accordance with U.S. GAAP	$539,987	$597,667	$293,213	$(1,551)	$380,327	$(1,387,442)	$422,201

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income (loss) whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
12. SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Statement of Operations
For the three months ended March 31, 2006

	Ainsworth	Ainsworth	Ainsworth		Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.	Corp.	Limited Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
SALES	$—	$96,788	$—	$29,604	$166,166	$—	$292,558

COSTS AND EXPENSES
Costs of products sold	—	74,153	—	29,717	107,528	—	211,398
Selling and administration	2,573	—	—	—	5,630	—	8,203
Amortization of capital assets	12,076	14,580	—	—	—	—	26,656

	14,649	88,733	—	29,717	113,158	—	246,257

OPERATING EARNINGS	(14,649)	8,055	—	(113)	53,008	—	46,301

FINANCE EXPENSE
Interest	15,706	—	—	—	—	—	15,706
Amortization of finance costs	1,229	—	—	—	—	—	1,229

	16,935	—	—	—	—	—	16,935
EQUITY IN EARNINGS OF SUBSIDIARY	58,972	—	2,631	—	—	(61,603)	—
OTHER INCOME (EXPENSE)	5,212	243	—	(534)	(391)	—	4,530
FOREIGN EXCHANGE LOSS ON LONG TERM DEBT	(3,750)	—	—	—	—	—	(3,750)

INCOME BEFORE INCOME TAXES	28,850	8,298	2,631	(647)	52,617	(61,603)	30,146
INCOME TAX EXPENSE (RECOVERY)	6,185	1,527	(232)	—	—	—	7,480

NET INCOME	$22,665	$6,771	$2,863	$(647)	$52,617	$(61,603)	$22,666

Net income in accordance with Canadian GAAP	$22,665	$6,771	$2,863	$(647)	$52,617	$(61,603)	$22,666
Reversal of amortization of capitalized start-up costs, net of deferred income taxes (1)	277	—	—	—	—	—	277

Net income in accordance with U.S. GAAP	22,942	6,771	2,863	(647)	52,617	(61,603)	22,943
Cumulative translation adjustment (2)	1,506	1,506	—	—	—	(1,506)	1,506

Comprehensive income	$24,448	$8,277	$2,863	$(647)	$52,617	$(63,109)	$24,449

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income (loss) whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
12. SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Statement of Cash Flows
For the three months ended March 31, 2006

	Ainsworth	Ainsworth	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Corp.	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.		Limited Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations	$22,665	$6,771	$2,863	$(647)	$52,617	$(61,603)	$22,666
Amounts not affecting cash
Amortization of capital assets	12,076	14,580	—	—	—	—	26,656
Amortization of deferred financing costs and fees	1,229	—	—	—	—	—	1,229
Foreign exchange gain on long-term debt	3,750	—	—	—	—	—	3,750
Change in non-current reforestation obligation	(561)	—	—	—	—	—	(561)
Equity in earnings of subsidiary	(58,972)	—	(2,631)	—	—	61,603	—
Future income taxes	(604)	1,061	4,362	(25)	—	—	4,794
Change in non-cash operating working capital	5,713	201,598	(4,673)	(171,751)	(69,835)	—	(38,948)

Cash provided by (used in) operating activities	(14,704)	224,010	(79)	(172,423)	(17,218)	—	19,586

CASH FLOWS FROM FINANCING ACTIVITIES
Advances to related company	—	(210,344)	(3,544)	—	(103,385)	317,273	—
Advances from related company	114,043	—	—	203,230	—	(317,273)	—

Cash provided by (used in) financing activities	114,043	(210,344)	(3,544)	203,230	(103,385)	—	—

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(40,052)	—	—	—	—	—	(40,052)
Restricted cash	2,186	—	—	—	—	—	2,186
Additions to capital assets	(41,208)	(1,385)	—	—	—	—	(42,593)
Increase in other assets	(3,289)	(173)	—	—	—	—	(3,462)

Cash used in investing activities	(82,363)	(1,558)	—	—	—	—	(83,921)

Effect of foreign exchange rage changes on cash and cash equivalents	(1,614)	—	—	—	—	—	(1,614)

NET CASH INFLOW (OUTFLOW)	15,362	12,108	(3,623)	30,807	(120,603)	—	(65,949)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,566	3,921	4,450	3,453	181,811	—	209,201

CASH AND CASH EQUIVALENTS, END OF YEAR	$30,928	$16,029	$827	$34,260	$61,208	$—	$143,252

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
12. SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Balance Sheet
as at December 31, 2005

	Ainsworth	Ainsworth	Ainsworth		Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.	Corp.	Limited Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
ASSETS
Cash	$15,566	$3,921	$4,450	$3,453	$181,811	$—	$209,201
Other Current Assets	72,436	281,486	(67)	(166,022)	108,861	(38,400)	258,294
Capital Assets	437,768	438,128	—	—	—	—	875,896
Other Assets	49,518	5,841	100	—	—	11,182	66,641
Goodwill	—	—	102,970	—	—	—	102,970
Due from Parent Company	—	—	75,132	204,378	84,581	(364,091)	—
Investment in Subsidiary	1,212,147	14,213	138,186	—	—	(1,364,546)	—

	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$38,972	$20,893	$4,422	$43,291	$47,542	$(41,431)	$113,689
Reforestation Obligation	4,348	—	—	—	—	—	4,348
Due to Related Company	245,932	118,158	—	—	—	(364,090)	—
Long-Term Debt	859,540	—	—	—	—	—	859,540
Future Income Taxes	105,688	15,231	—	(663)	—	—	120,256

	1,254,480	154,282	4,422	42,628	47,542	(405,521)	1,097,833

Preferred Shares	—	—	25,999	—	—	(25,999)	—

SHAREHOLDERS’ EQUITY
Capital Stock	173,613	—	55,419	—	—	(173,205)	55,827
Cumulative Translation Adjustment	(58,343)	(58,427)	—	84	—	58,343	(58,343)
Contributed Surplus	—	585,294	148,495	—	—	(733,789)	—
Partners’ Capital	—	—	—	—	67,029	(67,029)	—
Retained Earnings	417,685	62,440	86,436	(903)	260,682	(408,655)	417,685

	532,955	589,307	290,350	(819)	327,711	(1,324,335)	415,169

	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002

Total assets in accordance with Canadian GAAP	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002
Write-off of capitalized start-up costs (1)	(4,507)	—	—	—	—	—	(4,507)
Intangible asset, arising from minimum pension liability calculation (2)	12,590	—	—	—	—	—	12,590

Total assets in accordance with U.S. GAAP	$1,795,518	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,521,085

Total liabilities in accordance with Canadian GAAP	1,254,480	154,282	30,421	42,628	47,542	(431,520)	1,097,833
Deferred income taxes relating to write-off of capitalized start-up costs (1)	(1,530)	—	—	—	—	—	(1,530)
Minimum pension liability, net of tax effect (2)	27,030	—	—	—	—	—	27,030

Total liabilities in accordance with U.S. GAAP	$1,279,980	154,282	30,421	42,628	47,542	(431,520)	$1,123,333

Total shareholders’ equity in accordance with Canadian GAAP	$532,955	$589,307	$290,350	$(819)	$327,711	$(1,324,335)	$415,169
Cumulative translation adjustment (3)	58,343	58,427	—	(84)	—	(58,343)	58,343
Change in retained earnings relating to:
Write-off of capitalized start-up costs (1)	(2,977)	—	—	—	—	—	(2,977)
Accumulated other comprehensive gain (loss) (Note 26(c)(i))	(72,783)	(58,427)	—	84	—	58,343	(72,783)

Total shareholders’ equity in accordance with U.S. GAAP	$515,538	$589,307	$290,350	$(819)	$327,711	$(1,324,335)	$397,752

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

 First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
12. SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Statement of Operations
For the three months ended March 31, 2005

	Ainsworth	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Limited Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor
SALES	$—	$146,985	$—	$198,593	$—	$345,578

COSTS AND EXPENSES
Costs of products sold	—	85,351	—	119,107	—	204,458
Selling and administration	3,109	—	—	4,216	—	7,325
Amortization of capital assets	12,587	12,367	—	—	—	24,954

	15,696	97,718	—	123,323	—	236,737

OPERATING EARNINGS	(15,696)	49,267	—	75,270	—	108,841

FINANCE EXPENSE
Interest	16,250	—	—	—	—	16,250
Amortization of financing costs and fees	1,224	—	—	—	—	1,224

	17,474	—	—	—	—	17,474
EQUITY IN EARNINGS OF SUBSIDIARY	107,487	—	3,728	—	(111,215)	—
OTHER INCOME (EXPENSE)	1,377	(972)	—	(702)	—	(297)
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT	(5,893)	—	—	—	—	(5,893)

INCOME BEFORE INCOME TAXES	69,801	48,295	3,728	74,568	(111,215)	85,177
INCOME TAX EXPENSE (RECOVERY)	14,681	15,376	—	—	—	30,057

NET INCOME	$55,120	$32,919	$3,728	$74,568	$(111,215)	$55,120

Net income in accordance with Canadian GAAP	$55,120	$32,919	$3,728	$74,568	$(111,215)	$55,120
Reversal of amortization of capitalized start-up costs, net of deferred income taxes (1)	269	—	—	—	—	269

Net income in accordance with U.S. GAAP	55,389	32,919	3,728	74,568	(111,215)	55,389
Cumulative translation adjustment (2)	11,002	11,002	—	—	(11,002)	11,002

Comprehensive income	$66,391	$43,921	$3,728	$74,568	$(122,217)	$66,391

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income (loss) whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

First Quarter 2006
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited
12. SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Statement of Cash Flows
For the three months ended March 31, 2005

	Ainsworth	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Limited Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations	$55,120	$32,919	$3,728	$74,568	$(111,215)	$55,120
Amounts not affecting cash
Amortization of capital assets	12,587	12,367	—	—	—	24,954
Amortization of deferred financing costs and fees	1,224	—	—	—	—	1,224
Foreign exchange gain on long-term debt	5,893	—	—	—	—	5,893
Loss on repurchase of long-term debt	—	—	—	—	—	—
Loss on disposal of capital assets	—	—	—	—	—	—
Change in non-current reforestation obligation	404	—	—	—	—	404
Equity in earnings of subsidiary	(107,487)	—	(3,728)	—	111,215	—
Future income taxes	26,177	5,500	—	—	—	31,677
Change in non-cash operating working capital	(97,362)	(109,099)	30,799	71,478	—	(104,184)

Cash provided by (used in) operating activities	(103,444)	(58,313)	30,799	146,046	—	15,088

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(43)	—	—	—	—	(43)
Advances to related company	—	—	(30,522)	(25,905)	56,427	—
Advances from related company	2,817	53,610	—	—	(56,427)	—

	2,774	53,610	(30,522)	(25,905)	—	(43)

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(23)	—	—	—	—	(23)
Additions to capital assets	(7,140)	(4,846)	—	—	—	(11,986)
Increase in other assets	(767)	(844)	(256)	—	—	(1,867)
Timber licence deposits	(36,249)	—	—	—	—	(36,249)

	(44,179)	(5,690)	(256)	—	—	(50,125)

NET CASH INFLOW (OUTFLOW)	(144,849)	(10,393)	21	120,141	—	(35,080)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	186,959	16,543	2,561	—	—	206,063

CASH AND CASH EQUIVALENTS, END OF YEAR	$42,110	$6,150	$2,582	$120,141	$—	$170,983